UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

Biotest AG

Landsteinerstr. 5

Drieieich, Germany 63303

+45 6103 801 225

with a copy to:

Gerald L. Baxter, Esq.

Greenberg Traurig, LLP

Suite 2500

3333 Piedmont Road NE

Atlanta, GA 30305

(678) 553-2430

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions):
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power: 0
8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 0
10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D/A filed with Securities and Exchange Commission (the “SEC”) by the undersigned Reporting Person on May 21, 2018. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D filed on June 6, 2017, and Amendments No. 1 and 2 filed on November 20, 2017 and May 21, 2018, respectively. The principal executive offices of ADMA Biologics, Inc. (the “Issuer”) are located at 465 State Route 17, Ramsey, New Jersey.

Item 3. Source and Amount of Funds or Other Consideration.

On July 8, 2018, Biotest AG (the “Grantor”) entered into an Amended and Restated Declaration of Trust (the “Declaration of Trust”) which, among other things, provided for the transfer of all shares of the Issuer owned by Grantor’s wholly-owned subsidiary, Biotest Pharmaceuticals Corporation (“BPC”), to The Biotest Divestiture Trust (the “Trust”) of which Eric Rosenbach, a U.S. citizen, is the Trustee. BPC is also indirectly owned by the Trust through its parent company, Biotest U.S. Corporation. The Trust was originally created to obtain the clearance from the Committee on Foreign Investment in the United States (“CFIUS”) of a sale of a controlling interest in Grantor by a foreign purchaser. The Reporting Person agreed as part of the CFIUS clearance process to transfer BPC to the Trust, which owned all of the shares of Issuer. In connection with the subsequent transfer of Issuer’s shares from BPC directly to the Trust, consummated on July 24, 2018, and as contemplated by the terms of the Declaration of Trust, the Trustee was given authority to deal with such shares, including the power to vote and transfer such shares. Neither the Grantor nor BPC continues to possess such rights. Additionally, the Trustee is required to divest the shares of the Issuer transferred into the Trust by BPC. The proceeds of the sale of such shares are to be distributed to the Grantor, net of specified costs and expenses of such sale.

As a result of such transfer, the Grantor and BPC are no longer the beneficial owners of any shares of the Issuer.

Item 4. Purpose of Transaction.

The Trust was created to facilitate the approval of CFIUS to the sale of control of the Grantor.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is no longer the beneficial owner of any shares of the Issuer as result of the transfer of such shares to the Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

DATE:   August 3, 2018

Biotest AG, a German corporation

By:	/s/ Bernhard Ehmer
Name:	Dr. Bernhard Ehmer
Title:	Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)